SCHEDULE 13D

            Under the Securities Exchange Act of 1934

               Angeles Mortgage Investment Trust
                        (Name of Issuer)

                  Class A shares, $1.00 par value
                   (Title of class of securities)

                            034638
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 9, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 034638                                      Page 2 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            157,183

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          157,183
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    157,183

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.01%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 034638                                       Page 3 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,217

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,217
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,217

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .085%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 4 of 9 Pages
Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Class A shares, $1.00 par value ("Class A Shares"), of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Company"). The principal executive offices of the Company are located at 340 North Westlake Blvd., Suite 230, Westlake Village, California 91362.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing the affairs of Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham and Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Class A Shares purchased by Gotham was $2,009,990 and the aggregate purchase price of the Class A Shares purchased by Gotham II was $29,055. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

                                                           Page 5 of 9 Pages
Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Class A Shares for investment purposes,and the Reporting Persons intend to continue to evaluate the performance of such Class A Shares as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Class A Shares or may determine to sell or otherwise dispose of all or some of its holdings of Class A Shares. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Class A Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, and general economic, financial, market, and industry conditions.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)	Gotham owns 157,183 Class A Shares as of the date of this
Statement, representing an aggregate of approximately 6.01% of the outstanding Class A Shares of the Company. Gotham II owns 2,217 Class A Shares as of the date of this Statement, representing an aggregate of approximately .085% of the outstanding Class A Shares of the Company. The percentages used in this paragraph are calculated based upon 2,617,000 outstanding Class A Shares of the Company, as reported in the Company's Form 10-Q for the quarter ended September 30, 1996. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Class A Shares (other than the Class A Shares beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Class A Shares beneficially owned by it.

     (c) The tables below set forth information with respect to all purchases and sales of Class A Shares by Gotham and Gotham II. In each case, the transactions were effected in open-market transactions on the American Stock Exchange.

                                                           Page 6 of 9 Pages
Gotham

Date         Number of Class A         Price per Share
             Shares Purchased/(Sold)

11/27/96          8,200                     11.20790
11/29/96          5,515                     11.81000
12/02/96          985                       11.68501
12/03/96          200                       11.68500
12/03/96          2,000                     11.81000
12/03/96          14,700                    11.93330
12/04/96          2,600                     11.93500
12/04/96          6,600                     11.81000
12/06/96          10,000                    11.68500
12/10/96          9,845                     11.81000
12/12/96          500                       11.93500
12/16/96          1,400                     12.22071
12/17/96          2,000                     13.06000
12/18/96          1,300                     13.18500
12/18/96          34,500                    13.80400
12/20/96          500                       13.06000
12/24/96          3,785                     13.23750
12/27/96          1,676                     13.18500
12/30/96          296                       13.18500
12/31/96          4,925                     13.18500
1/02/96           4,925                     12.93500
1/03/97           2,500                     12.81000
1/07/97           1,970                     12.81000
1/08/97           986                       12.81000
1/08/97           3,945                     12.93500
1/09/97           7,890                     12.81000
1/10/97           1,280                     13.06000
1/10/97           4,930                     13.56000
1/13/97           3,000                     13.56000
1/14/97           4,860                     13.68500
1/17/97           1,480                     13.81000
1/21/97           7,890                     14.06000

                                                        Page 7 of 9 Pages

Gotham II

Date         Number of Class A                Price per Share
             Shares Purchased/(Sold)

11/29/96          85                               11.81000
12/02/96          15                               11.68533
12/10/96          155                              11.81000
12/24/96          1,215                            13.23750
12/27/96          24                               13.18500
12/30/96          4                                13.18500
12/31/96          75                               13.18507
1/02/97           75                               12.93507
1/07/97           30                               12.81000
1/08/97           14                               12.81000
1/08/97           55                               12.93500
1/09/97           110                              12.81000
1/10/97           20                               13.06000
1/10/97           70                               13.56000
1/14/97           140                              13.68500
1/17/97           20                               13.81000
1/21/97           110                              14.06000

     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 8 of 9 Pages



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 21, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORP.,
                              a general partner

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.

                              By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President